Exhibit 99.2

BMNR Chairman’s Message – December 29, 2025

Hi there. My name is Tom Lee and I’m the Chairman of Bitmine Immersion Technologies.

This chairman’s message is focused on the shareholder vote, which is coming up. The deadline is January 14th, 2026, and I would like to remind you to vote yes for these proposals. There’s several ways to vote and I’m going to cover each of these. You can vote by telephone, by internet, but the key thing to remember is the deadline is January 14th, 2026 at 11:59 PM Eastern Time.

You may have received a text. This text looks like this. It says good morning or good day. This is somebody from Alliance Advisors and they encourage you to click a link to vote for, to cast your vote. And when you click at that on that link, you’ll be taken to a webpage that shows, different items for approval.

And we would like you to click to vote yes in support of that. You also can vote by telephone. You can call Alliance Advisors. That is Bitmine’s Proxy Solicitor, and this is their number to call 8 5 5 2 0 6 1 7 2 2. If you are international, you can call plus +1 973-284-7477 and of course you can contact Alliance Advisors if you have any questions about voting.

And you can also vote by internet on the web. If you received electronic proxy voting materials, your control number is found on this email. If you received proxies, actual physical copies in the mail, there’s a proxy card to vote. If you’re a Robinhood user, you’re going to have received an email from Robinhood that says bynoreply@robinhood.com and it allows you to vote.

Its hosted by Say Technologies. And you can also use proxyvote.com if you have some specific your accounts at specific places like Charles Schwab, Fidelity, Morgan Stanley, or Merrill Lynch. And you can use proxypush.com if your account is held with Interactive Brokers, WeBull or Trading 2 1 2.

And lastly, if you are a registered shareholder and you hold your shares directly with the company, then you might have just received this in the mail. And there are instructions here to vote directly on the internet, proxyvote.com and make sure you include your control number.

And of course, please also plan to attend our shareholders meeting on January 15th, its going to be at the Wynn Las Vegas. We hope to see you there, but please vote yes. And remember this Crypto supercycle is intact and please vote yes. Thank you.